Exhibit 99.3

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1 — Name and Address of Company

IM Cannabis Corp. (the “Company”)
Suite 2300 – 550 Burrard Street
Vancouver, BC, Canada, V6C 2B5

Item 2 — Date of Material Change

The date of the material change was May 8, 2023.

Item 3 — News Release

The news release disclosing the material change was issued by the Company through the services of Canadian Newswire on May 8, 2023, and subsequently filed on the Company’s SEDAR profile at www.sedar.com.

Item 4 — Summary of Material Change

The Company announced that it closed the previously announced securities for debt settlement transaction (the “Debt Settlement”) with L5 Capital Inc. (“L5 Capital”), a company wholly-owned and controlled by Marc Lustig, the executive chairman and a director of the Company. Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through issuing 492,492 units (the “Units”) at a price of US$1.25 per Unit. Each Unit consists of one common share of the Company (each, a “Common Share”) and one Common Share purchase warrant (each, a “Warrant”). Each Warrant entitles L5 Capital to purchase one additional Common Share at an exercise price of US$1.50 for a period of 36 months from the date of issue.

Item 5 — Full Description of Material Change

5.1 – Full Description of Material Change

The Company closed the Debt Settlement with L5 Capital. Pursuant to the Debt Settlement, the Company settled outstanding indebtedness of $838,776 (approximately US$615,615) through the issuance of 492,492 Units to L5 Capital.

All securities issued are subject to a statutory hold period of four months and one day from the date of issuance in accordance with applicable Canadian securities legislation.

The Debt Settlement is a “related party transaction” pursuant to Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”) by virtue of L5 Capital being wholly-owned and controlled by an insider of the Company. The Company relied on Sections 5.5(a) and 5.7(1)(a) of MI 61-101 for exemptions from the requirements to obtain a formal valuation and minority shareholder approval, respectively, because the fair market value securities issued to the director was below 25% of the Company’s market capitalization for the purposes of MI 61-101.

The following table sets out the effect of Mr. Lustig’s participation in the Debt Settlement, indirectly through L5 Capital, on the percentage of securities of the Company beneficially owned or controlled by Mr. Lustig, directly or indirectly.

Insider	Subscription Amount (US$)	Number of Units issued	Percentage (%) of issued and outstanding Common Shares prior to closing of the Debt Settlement	Percentage (%) of issued and outstanding Common Shares held after closing of the Debt Settlement
Marc Lustig	Settlement of indebtedness of $838,776 (approximately US$615,615)	492,492	Undiluted: 3.37% Diluted: 4.92%	Undiluted: 6.94% Diluted: 11.59%

The board of directors of the Company approved the Debt Settlement Agreement with L5 Capital and the issuance of Units. A special committee was not established in connection with the approval of the Debt Settlement Agreement and no contrary view was raised by any director with respect to the related party transaction. Mr. Lustig, a director of the Company, abstained from voting on the resolutions approving the Debt Settlement Agreement with respect to his interest.

The Company did not file a material change report 21 days before the closing of the Debt Settlement as the terms were not finalized until, or close to, the date of the closing of the Debt Settlement and the Company wished to complete the Debt Settlement in a timely manner.

5.2 – Disclosure for Restructuring Transactions

Not applicable.

Item 6 — Reliance on subsection 7.1(2) of National Instrument 51‑102

Not applicable.

Item 7 — Omitted Information

Not applicable.

Item 8 — Executive Officer

Yael Harrosh
Chief Legal and Operations Officer
+972-54-6687515

Item 9 — Date of Report

May 8, 2023